Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

(Amounts in millions except ratio)

The ratio of earnings to fixed charges represents income from continuing operations before income taxes, minority interest, equity income (loss) of affiliates and cumulative effect of changes in accounting principles, divided by interest expense. Interest expense includes amortization of capitalized interest and the portion of rent expense representative of interest. The financial information of all prior periods has been reclassified to reflect discontinued operations.

	For the Year Ended December 31,
	2005	2004	2003	2002	2001
Earnings:
Income (loss) from continuing operations before income tax expense and accounting change(1)	$1,064	$1,111	$931	$213	$(61)
Adjustments:
Fixed charges added to earnings	102	102	92	133	101
Dividends from equity affiliates	—	2	2	—	—
Preferred dividends	—	—	—	(6)	(11)
Amortization of capitalized interest	16	16	9	9	7

	$1,182	$1,231	$1,034	$349	$36

Fixed Charges:
Net interest expense(2)	$98	$98	$89	$130	$98
Portion of rental expense representative of interest	4	4	3	3	3

Fixed charges added to earnings	102	102	92	133	101
Capitalized interest	39	13	9	5	11
Preferred dividends	—	—	—	6	11

	$141	$115	$101	$144	$123

Ratio of earnings to fixed charges	8.4	10.7	10.2	2.4	(3)

(1)	Income (loss) from continuing operations before income tax expense, minority interest, equity income (loss) of affiliates and cumulative effect of a change in accounting principle.
(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.
(3)	The ratio was less than 1:1 for the year ended December 31, 2001, as earnings were inadequate to cover fixed charges by deficiencies of $87.